Exhibit 99.50

California Department of Food and Agriculture 1220 N Street Sacramento, CA 95814 PROVISIONAL CANNABIS CULTIVATION LICENSE Legal Business Name: Valid: Mission Health Associates, Inc. 03/12/2021 to 03/11/2022 Main Premises APN: License Number: Santa Barbara County - 001-060-042 CCL18-0000505 Main Premises Address: License Type: Medicinal-Small Mixed-Light Tier 1 5601 Casitas Pass Road, Carpinteria, CA 93013 Carpinteria, CA 93013 --- PROVISIONAL LICENSE PURSUANT TO BPC 26050.2 --- Additional Premises APN(s): Additional Premises Address(es): ---- POST IN PUBLIC VIEW ---- ---- NON-TRANSFERABLE ---- Page 1 of 1